EXHIBIT 99.4

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL. ALL DEPOSITS UNDER THIS LETTER OF TRANSMITTAL ARE IRREVOCABLE AND MAY NOT BE WITHDRAWN.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING SILVERCREST METALS INC., ITS SECURITYHOLDERS, 1504648 B.C. UNLIMITED LIABILITY COMPANY AND COEUR MINING, INC.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR COMMON SHARES
OF
SILVERCREST METALS INC.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) or Direct Registration System advice(s) (“DRS Advice(s)”) for common shares (the “SilverCrest Shares”) of SilverCrest Metals Inc. (“SilverCrest”) deposited in connection with the proposed arrangement (the “Arrangement”) involving SilverCrest and Coeur Mining, Inc. (“Coeur”) pursuant to an arrangement agreement dated October 3, 2024 (the “Arrangement Agreement”), a copy of which is available under SilverCrest’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at http://www.sec.gov . The Arrangement is being submitted for approval at the special meeting of securityholders of SilverCrest that is scheduled to be held on February 6, 2025, or any adjournment or postponement thereof (the “Meeting”), as more particularly described in the management information circular of SilverCrest dated January 8, 2025 (the “Circular”).

Pursuant to the Arrangement, Coeur, through 1504648 B.C. Unlimited Liability Company, a wholly-owned subsidiary of Coeur (“Coeur Canadian Sub”) will acquire all of the issued and outstanding SilverCrest Shares, and Shareholder will be entitled to receive 1.6022 shares of Coeur common stock (each whole share, a “Coeur Share”) in exchange for each one (1) SilverCrest Share (the “Consideration”), subject to adjustment pursuant to section 3.4 of the plan of arrangement (the “Plan of Arrangement”). Coeur will not issue any fractional Coeur Shares in connection with the Arrangement. Where the aggregate number of Coeur Shares issuable to a Shareholder as Consideration would result in a fraction of a Coeur Share being issuable, such Shareholder shall receive the nearest whole number of Coeur Shares. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Coeur Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Coeur Shares to be issued will be rounded down to the nearest whole number. Shareholders should refer to the full text of the Plan of Arrangement which is appended to the Circular as Appendix B.

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Registered Shareholders are encouraged to carefully review the Circular in its entirety and should consult their own tax advisors prior to submitting a Letter of Transmittal.

The Effective Date of the Arrangement is currently expected to occur late in the first quarter of 2025, after all conditions to completion of the Arrangement have been satisfied or waived. COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO PAYMENT OF THE CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME. All deposits made under this Letter of Transmittal are irrevocable unless the Arrangement is not completed and the Arrangement Agreement is terminated in accordance with its terms.

In order for Registered Shareholders to receive the Consideration, Registered Shareholders are required to deposit the certificate(s) representing the SilverCrest Shares (the “Share Certificate(s)”) or DRS Advice(s), as applicable, held by them with Computershare Investor Services Inc. (the “Depositary” or “Computershare”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all Share Certificate(s) or DRS Advice(s) for SilverCrest Shares deposited.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by non-registered, beneficial holders of SilverCrest Shares. A non-registered holder does not have SilverCrest Shares registered in its name; rather, such SilverCrest Shares are registered in the name of the brokerage firm, bank, trust company or other intermediary through which it purchased or holds the SilverCrest Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Nonregistered holders of SilverCrest Shares should contact the brokerage firm, bank, trust company or other intermediary which holds the SilverCrest Shares on their behalf with respect to the process of exchange.

Please note that the delivery of this Letter of Transmittal, together with your Share Certificate(s) or DRS Advice(s) representing your SilverCrest Shares, as applicable, does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must attend the Meeting in person or complete and return the form of proxy that accompanied the Circular by 10:00 a.m. (Pacific Time) on February 4, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting, in each case in accordance with the instructions provided in the Circular.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of SilverCrest Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. IF A REGISTERED SHAREHOLDER DOES NOT DELIVER THIS LETTER OF TRANSMITTAL, THEIR SHARE CERTIFICATE(S) OR DRS ADVICE(S) REPRESENTING SILVERCREST SHARES, AS APPLICABLE, AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE, SUCH REGISTERED SHAREHOLDER WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR SILVERCREST SHARES.

Upon receipt of this Letter of Transmittal duly completed and signed, the Share Certificate(s) or DRS Advice(s) representing the SilverCrest Shares deposited herewith and all other required documents, and following the Effective Date, the Depositary will send to the undersigned Share Certificate(s) or DRS Advice(s) representing that number of Coeur Shares to which the undersigned is entitled under the Arrangement.

Please read the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If SilverCrest Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See section 5(b) of the Instructions.

TO:	SILVERCREST METALS INC.

AND TO:	COEUR MINING, INC.

AND TO:	1504648 B.C. UNLIMITED LIABILITY COMPANY

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed Share Certificate(s) or DRS Advice(s) for SilverCrest Shares. The following are the details of the enclosed Share Certificate(s) or DRS Advice(s):

Certificate Number(s) or DRS Holder Account Numbers	Name in Which Registered	Number of SilverCrest Shares Deposited

The undersigned transmits herewith the Share Certificate(s) or DRS Advice(s) described above for cancellation upon the Arrangement becoming effective.

The undersigned acknowledges receipt of the Circular and represents and warrants that, as of the date hereof and as of the Effective Time:

(a)	the undersigned is, and will immediately prior to the Effective Time be, the registered and legal owner of, and has, and will immediately prior to the Effective Time have, good right and title and sufficient authority to deposit, sell and transfer the SilverCrest Shares represented by the enclosed Share Certificate(s) or DRS Advice(s) (the “Deposited Shares”);
(b)	the Deposited Shares are, and will immediately prior to the Effective Time be, owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims;
(c)	the undersigned has not filed a notice exercising dissent rights;
(d)	the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person;
(e)	at the Effective Time, Coeur Canadian Sub will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities;
(f)	the deposit of the Deposited Shares complies with applicable laws;
(g)	the undersigned has the full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares to Coeur Canadian Sub, and when the Coeur Shares are delivered, SilverCrest, Coeur Canadian Sub, Coeur or any affiliate thereof or successor thereto will not be subject to any adverse claim in respect of such Deposited Shares;
(h)	all information inserted into this Letter of Transmittal by the undersigned is complete and accurate; and
(i)	the delivery of the applicable number of Coeur Shares will discharge any and all obligations of SilverCrest, Coeur Canadian Sub, Coeur and the Depositary with respect to the Deposited Shares.

These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED, at the Effective Time, all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been assigned to Coeur Canadian Sub. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Coeur, together with appropriate documentation of transfer. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Shares will completely discharge any obligations of Coeur, Coeur Canadian Sub, SilverCrest and the Depositary with respect to the matters contemplated in this Letter of Transmittal.

The undersigned irrevocably constitutes and appoints any one officer or director of Coeur, or any other person designated by Coeur in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of SilverCrest; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by Coeur Canadian Sub in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances deemed by the Depositary to be necessary or desirable to convey the Deposited Shares and distributions effectively to Coeur Canadian Sub.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Deposited Shares surrendered in connection with the Arrangement will be determined by Coeur, in its sole discretion, and that such determination will be final and binding and acknowledges that there is no duty or obligation upon SilverCrest, Coeur, Coeur Canadian Sub, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Deposited Shares and no liability will be incurred by any of them for failure to give any such notice.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Coeur, Coeur Canadian Sub and/or SilverCrest may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to stock exchanges (including the TSX, NYSE and/or NYSE American), securities regulatory authorities, applicable tax authorities, the Depositary, any parties to the Arrangement (including their respective legal counsel) and as otherwise required by any applicable law.

The undersigned authorizes and directs the Depositary, upon the Arrangement becoming effective, to issue a DRS Advice representing the Coeur Shares to which the undersigned is entitled to receive pursuant to the Arrangement in exchange for a duly completed Letter of Transmittal and the Deposited Shares, together with such additional documents as the Depositary or Coeur may require and to and to mail such DRS Advice by first class mail, postage prepaid, or to hold such advice for pick-up, in accordance with the instructions given below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by SilverCrest or its registrar and transfer agent. In the event that a DRS Advice is not available, a Coeur share certificate will be delivered to the undersigned in the same manner as a DRS Advice, as described above. Should the Arrangement not proceed for any reason, the deposited certificates and DRS Advices representing SilverCrest Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The undersigned acknowledges and agrees that SilverCrest, Coeur, the Depositary, their respective subsidiaries and any other person, as applicable will be entitled to deduct or withhold from any Consideration otherwise payable, issuable or otherwise deliverable to any SilverCrest Shareholder under the Plan of Arrangement such amounts as SilverCrest, Coeur, the Depositary their respective subsidiaries or any other person, as the case may be, is required to deduct or withhold from such payment under any provision of the Income Tax Act (Canada), and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by SilverCrest, Coeur or the Depositary their respective subsidiaries or any other person, as the case may be.

It is understood that the undersigned will not receive Coeur Shares in respect of the Deposited Shares until after the Arrangement is consummated and until the Share Certificate(s) or DRS Advice(s) representing SilverCrest Shares owned by the undersigned are received by the Depositary at the address below, together with such additional documents as the Depositary or Coeur may require, and until the same are processed by the Depositary. If the Arrangement is not completed for any reason, the enclosed Share Certificate(s) or DRS Advice(s) and all other ancillary documents will be returned forthwith to the undersigned in the name of and to the address specified by the undersigned in Box A of this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by SilverCrest or its registrar and transfer agent. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A
DELIVERY INSTRUCTIONS

All Coeur Shares will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B

☐ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)

☐ MAIL SHARES TO A DIFFERENT ADDRESS (MUST
COMPLETE BOX B)

☐ HOLD SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.
100 University Ave, 8th Floor,
Toronto ON

BOX B
DELIVERY TO 3rd PARTY ADDRESS*:

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION
(DEFAULT)

____________________________

(ATTENTION NAME)

____________________________

(STREET NUMBER & NAME)

____________________________

(CITY AND PROVINCE/STATE)

____________________________

(COUNTRY AND POSTAL/ZIP CODE)

____________________________

(TELEPHONE NUMBER (BUSINESS HOURS)

____________________________

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE COEUR SHARES WILL REMAIN IN THE NAME OF THE REGISTRATION OF THE SILVERCREST SHARES

BOX C
LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD$200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

_______X CAD$0.69 = Premium Payable $________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box C will expire on December 31, 2025. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless SilverCrest Metals Inc., Coeur Mining, Inc., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$0.69 per lost SilverCrest Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by
(if required under Instruction 3)

_________________________________

Authorized Signature

_________________________________

Name of Guarantor (please print or type)

_________________________________

Address of Guarantor (please print or type)

Dated:________________________________, 202_

_________________________________

Signature of Shareholder or authorized representative
(see Instructions 2 and 4)

_________________________________

Address

_________________________________

Name of Shareholder (please print or type)

_________________________________

Telephone No

_________________________________

Email Address

_________________________________

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered Shareholders of SilverCrest Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of SilverCrest Shares to receive the Consideration for their SilverCrest Shares, such holders must deposit the Share Certificate(s) or DRS Advice(s), as applicable, representing their SilverCrest Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all Share Certificate(s) or DRS Advice(s), as applicable, representing SilverCrest Shares deposited for payment pursuant to the Arrangement.

Coeur reserves the right if Coeur so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

The method used to deliver this Letter of Transmittal and any accompanying Share Certificate(s) or DRS Advice(s) representing SilverCrest Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Coeur recommends that the necessary documentation be delivered through the use of registered mail with return receipt requested, properly insured, to the Depositary at its office(s) specified on the last page of this Letter of Transmittal. A Shareholder whose SilverCrest Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those SilverCrest Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of SilverCrest Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such Share Certificate(s) or DRS Advice(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited Share Certificate(s) or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.
(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Share Certificate(s) or DRS Advice(s):
(i)	such deposited Share Certificate(s) or DRS Advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and
(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) or DRS Advice(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, (ii) in the event the Arrangement is not completed, Deposited Shares are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the share register of SilverCrest as maintained by the Transfer Agent, or (iii) if the Consideration is to be issued or delivered in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either Coeur or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all Share Certificate(s) or DRS Advice(s) for Deposited Shares, additional certificate numbers or DRS Advice(s) and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.
(b)	If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.
(c)	No alternative, conditional or contingent deposits will be accepted.
(d)	The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.
(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

6. Lost Certificates

Option #1: If a Share Certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX C above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. Privacy Consent

Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

8. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information as per applicable privacy laws. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

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The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2 Attention: Corporate Actions

For Enquiries Only

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com